Exhibit 99.1

ASX ANNOUNCEMENT

September 13th, 2012

Genetic Technologies Announces Key Managerial Appointment

Mark Ostrowski to Head-up U.S. Sales for BREVAGen™

Melbourne, Australia; September 13th, 2012: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) today announced the appointment of Mr. Mark Ostrowski as Senior Vice President Sales & Marketing Molecular Diagnostics.  In this role, Mark will be responsible for managing the U.S. sales effort for BREVAGen™, the Company’s cornerstone commercial product.  Mark brings to Genetic Technologies over 20 years of sales and marketing experience in molecular diagnostics having served in senior managerial positions at companies focused on women’s health and oncology, including as Director of Sales Operations at Myriad Genetics (NASDAQ: MYGN) and Director of Managed Care Services at DIANON Systems (NASDAQ: DIAN).

“On behalf of the management team and Board, I am delighted to welcome Mark to Genetic Technologies.  This is an important period for BREVAGen™, as the product transitions from its initial pilot commercial phase to a true national program,” said Dr. Paul MacLeman, Genetic Technologies’ Chief Executive Officer.  “Mark’s deep knowledge of the diagnostic space and sales managerial leadership will play an integral role in facilitating growth for our flagship product.”

Prior to joining Genetic Technologies, Mark’s career spanned both early stage and established biomedical companies.  During Mark’s tenure at Myriad, he had comprehensive exposure to all aspects of sales and marketing, managing a sales force of over 200 representatives, demonstrating average annual revenue growth of over 50%, and generating new strategic divisions and best practice policies.

“I’m excited by the opportunity to join Genetic Technologies and to spearhead BREVAGen’s™ commercialization efforts.  I am looking forward to applying my experience in oncology and women’s health diagnostics to BREVAGen™, which I feel has the potential to be a keystone product in the evolution of breast health,” said Mr. Ostrowski.  “The recent approval to sell BREVAGen™ within the state of California has provided access to a material segment of the U.S. market.  With New York and Florida approvals on the horizon, I see a tremendous opportunity to leverage these significant milestones into increased national adoption for this important test.”

With the successful establishment of the Company’s U.S. infrastructure over the past two and a half years, culminating in the launch of BREVAGen™, the Company is now sharpening the focus of the U.S. organization around sales and centralizing support activities in Australia.  As a result, the leadership of the U.S. sales and marketing group will be transitioning to Mr. Ostrowski.  Mr. Lewis Stuart will be assisting the Company in a strategic advisory capacity during this process.

ENDS

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman	Rudi Michelson (Australia)	Laura Landry (USA)
Chief Executive Officer	Monsoon Communications	BluePrint Life Science Group

Genetic Technologies Limited	+61 3 9620 3333	+1 (415) 375.3340 Ext. 2022
Phone: +61 3 8412 7000

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer.  The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer.  The BREVAGen™ test may be especially useful for women predisposed to hormone dependant breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.  For more information, please visit http://www.brevagen.com, or http://www.brevagen.com.au

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (GTG.AX) and NASDAQ (GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences, offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.  For more information, please visit http://www.gtglabs.com, http://www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040